Integer.net

VIA EDGAR CORRESPONDENCE

May 5, 2017

Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. St. N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Integer Holdings Corporation

Form 10-K for the Fiscal Year Ended December 30, 2016 (the “Filing”)

Filed February 28, 2017

File No. 001-16137

Dear Mr. James:

As requested in your letter, dated April 21, 2017, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing, Integer Holdings Corporation (the “Company”) submits this response letter. For purposes of preparing this response letter, we have repeated each of the Staff’s comments in bold. Our responses follow each comment.

Form 10-K for the Fiscal Year ended December 30, 2016

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Benefit for Income Taxes, page 46

1.     We note the discussion of the decrease in your effective tax rate due to an increase in taxable profits in lower tax jurisdictions. We also note the significant impact of foreign rate differentials on your effective tax rate disclosed in Note 14 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment, and will revise future filings with the Commission to explain the impact of non-U.S. lower taxed jurisdictions on the Company’s effective tax rate, including a discussion of the primary taxing jurisdictions where the Company’s foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. In addition, the Company will discuss any uncertainties relating to the income tax rates or benefits that it currently receives in those jurisdictions.

Item 8.	Financial Statements

Note 1. Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 69

2.     You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise your future filings, beginning with your next Form 10-Q, to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Company Response:

The Company acknowledges the Staff’s comment, and will revise future filings with the Commission, beginning with the Company’s Quarterly Report on Form 10-Q for the first quarter of 2017, to provide qualitative financial statement disclosures of the potential impact that this standard will have on the Company’s financial statements when adopted. In addition, the Company also will disclose, to the extent determinable, the amount of any quantitative impact that the adoption of Topic 606 is expected to have on the Company’s financial statements.

If the Staff has any questions regarding any of the Company’s responses as set forth in this letter, please contact me via phone at (214) 618-4975 or via email at gary.haire@integer.net.

Very truly yours,

Integer Holdings Corporation

By:	/s/ Gary J. Haire
Gary J. Haire
Executive Vice President & Chief Financial Officer

cc:	Kate Tillan

Kristin Lochhead

Securities and Exchange Commission

Integer.net